December 8, 2004

To Holders Of Units Of Boston Financial Qualified Housing Tax Credits L.P. IV

       Re: Offer to Purchase Units

Dear Unit Holder:

         We are amending the Offer to Purchase and related Agreement of Transfer and Letter of Transmittal (the “Letter of Transmittal”) dated October 20, 2004 (the “Offer”), which was made by Anise, L.L.C. (the “Purchaser”). The Purchaser is offering to purchase Units of limited partnership interest (the “Units”) in Boston Financial Qualified Housing Tax Credits L.P. IV, A Limited Partnership (the “Partnership”). The Purchaser is amending the Offer by:

(1)  Decreasing the number of Units sought. The Offer is now reduced to 11,000 Units, which is approximately 16% of the Units outstanding.

(2)  Extending the Expiration Date. The Expiration Date for the Offer is now December 15, 2004.

         For answers to any questions you might have regarding these materials or the Offer, or assistance in the procedures for accepting the Offer and tendering your Units, please contact us at (816) 303-4500.

         The Offer expires (unless further extended) December 15, 2004.

Very truly yours, Anise, L.L.C.